InkSure Technologies Inc.

18 East 16th Street, Suite 307, New York, NY 10003

December 24, 2013

VIA EDGAR AND EMAIL

Mrs. Sherry Haywood, Staff Attorney
Mr. Ernst Greene, Staff Accountant
Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	InkSure Technologies Inc. (the "Company")
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed November 25, 2013 (the “Preliminary Proxy Statement”)
File No. 000-24431

Dear all,

The purpose of this letter is to respond to your letter to the Company dated December 11, 2013, which was a follow-up to your prior letter to the Company dated November 18, 2013, to which the Company responded in its letter dated November 25, 2013. For your convenience, the additional staff comment from your December 11, 2013 letter appears below in bold text and is followed by the Company’s response.

In addition, the Company has filed an updated version of the Preliminary Proxy Statement on the date hereof to reflect the changes we describe below and to make other updates due to the passage of time.

United States Securities and Exchange Commission

December 24, 2013

General

1. We note your response to comment 1 in our letter dated November 18, 2013 and reissue the comment. For further guidance on the requirements to provide financial information when authorization is sought from stockholders for the disposition of substantially all assets see Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6 as well as paragraphs 2120.2 and 3120.1 of the Division’s Financial Reporting Manual, which are available on the Commission’s web site.

We have revised the disclosure in the Preliminary Proxy Statement to include the requested information.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at (+972) 8-6212120 or our attorney, Mr. Howard E. Berkenblit, Esq. at (617) 338-2979, if you have any questions or require additional information.

Respectfully,

InkSure Technologies Inc.
By:	/s/ Tomer Assis
Tomer Assis
Chief Financial Officer
cc:           Howard E. Berkenblit, Esq.